SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-36073

                  Enzymotec Ltd.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Enzymotec Ltd. (NASDAQ: ENZY) (the “Company”) hereby reports that the International Chamber of Commerce (the (“ICC”) has handed down a decision rejecting the request of AarhusKarlshamn AB (“AAK”), a Sweden-based, global producer of specialty oils, for an additional award following the February 2016 arbitration award relating to the arbitration proceedings between the Company which were held in Amsterdam, the Netherlands.

As previously reported, following the February award in which the arbitration tribunal determined that the Company's disclosures in connection with its initial public offering did not constitute a material or an intentional breach of the joint venture agreement between the Company and AAK, and accordingly denied all of AAK's requests for declaratory relief, AAK applied for an additional award in which the ICC would determine whether or not the Company's actions constituted a breach of the joint venture agreement. In its latest decision, the ICC found that it had addressed all matters submitted to it in its February award and that accordingly there were no grounds for an additional award. The tribunal also awarded certain costs to the Company in connection with this latest request of AAK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

Dated: May 16, 2016